CASCADE TECHNOLOGIES CORP.
                         255 NEWPORT DRIVE, SUITE 358
                            PORT MOODY, BC  V3H 5K1

July 7, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Request for Acceleration on Form SB-2
       File No. 333-124284
       Filed July 3, 2006


Dear Mr. Reynolds:


We hereby request the withdrawal of our Request for Acceleration dated July 3rd, 2006 and ask that our registration statement not be declared effective on July 7, 2006.

Should you have any other issues or questions in regards to this request for withdrawal of our previous request for acceleration, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
---------------------
Bruce Hollingshead
President